Exhibit 99.7

CHAIRMAN OF ATLAS CORP., FAIRFAX FINANCIAL HOLDINGS LIMITED AND THE
WASHINGTON FAMILY PARTNER WITH Ocean Network Express PTE. LTD. TO JOINTLY
PROPOSE ACQUIRING ALL COMMON SHARES OF ATLAS CORP. NOT CONTROLLED BY ITS
MAJORITY SHAREHOLDERS FOR $14.45 PER SHARE IN CASH

London and Toronto, August 4, 2022 — A consortium composed of David L. Sokol, Chairman of the Board of Directors of Atlas Corp. (NYSE: ATCO) (“Atlas” or the “Company”), certain affiliates of Fairfax Financial Holdings Limited (collectively, “Fairfax”)(TSX: FFH and FFH.U), the Washington Family, and Ocean Network Express Pte. Ltd. (the “Consortium”), a global container, transportation and shipping company, announced today that they have jointly proposed to acquire all of the outstanding common shares of Atlas that the Consortium does not already own or control for $14.45 per share in cash, which represents a 32.1% and 28.8% premium over the 30 day and 60 day average closing prices of the Company’s common shares of $10.94 and $11.22, respectively. The non-binding proposal was conveyed on August 4, 2022 in a letter to Atlas’ Board of Directors.

Fairfax, the Washington Family, and David L. Sokol own or control approximately 68% of the fully-diluted outstanding common shares of Atlas and would continue their ownership in Atlas as part of the Consortium. Accordingly, the Proposal would not result in a change in control of the Company. Consortium members have committed to fully fund the cash component of the Proposal. It is contemplated that all Atlas preferred shares would remain outstanding following the proposed transaction.

David L. Sokol, Chairman of the Board of Directors and member of the Consortium stated: “The Consortium believes the proposed transaction will provide Atlas’s common shareholders with immediate liquidity and certainty of value at a significant premium to the current share price, while allowing Atlas to focus on the long term without the emphasis on short-term results and providing Atlas with an ideal strategic partner to support its future growth.”

The Consortium’s proposal provides that Atlas’s board of directors would form a special committee of independent directors fully-empowered to review and accept or reject the proposed transaction and to consider and negotiate the terms of the proposed transaction on behalf of the Atlas board of directors, and that the special committee will select and retain independent legal and financial advisors to assist in its review of the proposed transaction.

The Consortium’s proposal further provides that the proposed transaction will be subject to a non-waivable condition requiring approval by holders of a majority of Atlas common shares not owned or controlled by the Consortium, senior management or their respective affiliates.

In its proposal letter, the Consortium informed the Atlas board of directors that the members of the Consortium who are currently shareholders of Atlas are interested only in acquiring the remaining common shares of Atlas that they do not currently own or control, and have no interest in selling any of the shares they own or control, nor would they expect, in their capacity as shareholders, to vote in favor of any alternative sale, merger or similar transaction involving Atlas. If the special committee does not approve, or the other common shareholders of Atlas do not approve, the proposed transaction, Fairfax, the Washington Family and David L. Sokol presently intend to continue as long-term shareholders of Atlas.

Additional Information and Where to Find It

An agreement in respect of the proposed transaction described in this press release has not yet been executed, and this press release is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through materials filed with the Securities and Exchange Commission (the “SEC”). Atlas shareholders and other interested parties are urged to read these materials if and when they become available because they will contain important information. Atlas shareholders will be able to obtain such documents (when available) free of charge at the SEC’s web site, www.sec.gov.

Forward-Looking Statements

This press release contains statements regarding the proposed transaction that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws and members of the Consortium may make related oral, forward-looking statements on or following the date hereof. Forward-looking statements, by their nature, are subject to a variety of inherent risks and uncertainties that could cause actual results to differ materially from the results projected. Many of these risks and uncertainties cannot be controlled by the Consortium and include the possibility that discussions with the special committee of the Atlas board of directors may not be successful and the possibility that the proposed transaction may not be entered into or completed on the terms described in this press release or at all, including as a result of changes in the business or prospects of Atlas. Any forward-looking statements in this press release are made only as of the date of this press release. No member of the Consortium assumes any obligation to publicly update any forward-looking statements except as required by law. No information contained on any website referenced in this press release is incorporated by reference herein.

About Fairfax Financial Holdings Limited

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

Contacts:

Consortium: David L. Sokol

sokol@poseidonacq.com

Fairfax: John Varnell, Vice President, Corporate Development - +1-416-367-4941